Exhibit 99.132

ENERGY FUELS INC.

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Notice of Change in Financial Year-End Pursuant to Section 4.8 of National Instrument 51- 102 Continuous Disclosure Obligations

Energy Fuels Inc. (the “Corporation”) hereby provides notice that:

1.	Change in Financial Year-End

The Corporation has determined to change its financial year-end from September 30 to December 31.

2.	Reason for the Change

The change is being undertaken to better align the Corporation’s year-end with the year-ends of its major customers, certain material subsidiaries and industry peers.

3.	Relevant Dates for Financial Reporting Purposes

(a) The Corporation’s old financial year-end was September 30.

(b) The Corporation’s new financial year-end will be December 31.

4.

The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Corporation’s transition year and its new financial year-end are:

(a) in respect of the transition year:

(i) unaudited financial statements for the 12 months ended September 30, 2013, with comparative information for the 12 months ended September 30, 2012; and

(ii) annual audited financial statements for the 15 months ended December 31, 2013, with comparative information for the year ended September 30, 2012;

(b)	in respect of the new financial year:

	(i)	unaudited financial statements for the 3 months ended March 31, 2014, with comparative information for the 3 months ended March 31, 2013;

	(ii)	unaudited financial statements for the 6 months ended June 30, 2014, with comparative information for the 6 months ended June 30, 2013;

	(iii)	unaudited financial statements for the 9 months ended September 30, 2014, with comparative information for the 9 months ended September 30, 2013; and

	(iv)	annual audited financial statements for the 12 months ended December 31, 2014, with comparative information for the 15 months ended December 31, 2013.

5.	The filing deadlines, prescribed under Sections 4.2 and 4.4 of NI 51-102, for the interim and annual financial statements for the Corporation’s transition year are:

	(a)	the filing deadline for the unaudited financial statements for the 12 months ended September 30, 2013 is November 14, 2013; and

	(b)	the filing deadline for the audited financial statements for the 15 months ended December 31, 2013 is March 31, 2014.

DATED as of this 5th day of November, 2013.

ENERGY FUELS INC.

Per:    “Graham Moylan”
Name:  Graham Moylan
Title:    Chief Financial Officer